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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1*)

                    Command Credit Corporation
                         (Name of Issuer)

             Common Stock, par value $.0001 per share
                  (Title of Class of Securities)

                           20049-93-09
                          (CUSIP Number)

                        Hank Gracin, Esq.
                          Lehman & Eilen
                  50 Charles Lindbergh Boulevard
                    Uniondale, New York 11553
                          (516) 222-0888
(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communication)

                         October 18, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 20049-93-09              13D                      Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON: William G. Lucas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER:  4,794,778

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  1,224,778

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  4,794,778

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  31.99%

14.  TYPE OF REPORTING PERSON:  IN

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CUSIP NO. 20049-93-09              13D                      Page 3 of 4 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          COMMAND CREDIT CORPORATION
                               (Name of Company)

Item 1.   Security and Issuer.

     The title of the class of equity security to which this statement relates is the Common Stock, $.0001 par value per share, of Command Credit Corporation, a New York corporation (the "Company"), whose principal executive offices are located at 100 Garden City Plaza, Garden City, New York 11530.

Item 2.   Identity and Background

     This statement is filed by William G. Lucas, a United States citizen with a business address at c/o Command Credit Corporation, 100 Garden City Plaza, Garden City, New York 11530. His present principal occupation is President, Chairman, Chief Executive Officer and Chief Financial Officer of the Company. During the last five years, Mr. Lucas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The 1,224,778 shares owned by Mr. Lucas were purchased with his own personal funds in open market transactions or direct purchases from the Company. Mr. Lucas was also appointed on October 18, 1995, as the voting trustee of 4,000,000 shares of Common Stock owned by Jetlease/Finance Corporation, a Florida corporation ("Jetlease"), pursuant to a Voting Trust Agreement, dated October 18, 1995 (the "Jetlease Voting Trust") in connection with the Company's acquisition of Fidelity Holding Corp., a Florida corporation ("Fidelity"), from Jetlease. No cash consideration was paid by or to Mr. Lucas in connection therewith. On April 29, 1996, 430,000 shares of the Common Stock owned by Jetlease and subject to the Voting Trust Agreement were cancelled by the Company by reason of Jetlease's breach of its payment obligations under two separate promissory notes, in the principal amounts of $6,000,000 and $4,000,000, respectively, issued by Jetlease to Fidelity.

Item 4.   Purpose of the Transaction

     The shares of Common Stock purchased by Mr. Lucas were acquired for investment purposes only. The shares of Common Stock owned by Jetlease were deposited in the Voting Trust in connection with the Company's acquisition of Fidelity from Jetlease and the Company's issuance of the subject shares

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CUSIP NO. 20049-93-09              13D                      Page 4 of 4 Pages

to Jetlease in consideration therefor.

Item 5.   Interest in Securities of the Issuer

     (a) Mr. Lucas is the beneficial and sole owner of 1,224,778 shares of common stock of the Company. Such 1,224,778 shares constitute approximately 8.0% of the shares of the Company's Common Stock outstanding as of April 25, 1996.

     (b) Mr. Lucas is a the sole trustee of the Jetlease Voting Trust. Mr. Lucas, as sole trustee of the Jetlease Voting Trust, has the exclusive right to vote the 3,570,000 shares of Common Stock owned by Jetlease which are deposited therein. Mr. Lucas does not have any right to dispose, or control the disposition of, such shares. Such 3,570,000 shares constitute approximately 23.4% of the shares of the Company's Common Stock outstanding as of April 25, 1996.

     (c) Mr. Lucas purchased 1,000,000 shares of Common Stock in the open market on April 15, 1996 at a purchase price of $.21 per share. Mr. Lucas has not engaged in any other transactions in the Company's common stock in the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     Under the Jetlease Voting Trust, Mr. Lucas has the exclusive right to vote the deposited shares of Common Stock at any regular or special meetings of the shareholders of the Company and/or any actions in lieu of meetings or shareholder proceedings, until such time as two separate promissory notes, in the principal amounts of $6,000,000 and $4,000,000, respectively, issued by Jetlease to Fidelity are paid in full by Jetlease.

Item 7.   Material to be Filed as Exhibits

          1. Voting Trust Agreement, dated October 18, 1995, among Jetlease/Finance Corporation, William G. Lucas and the Company.

Signatures

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1996
                                        /s/ William G. Lucas
                                        --------------------
                                        William G. Lucas